PEPPER HAMILTON LLP
------------- Attorneys at Law


3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA  19103-2799
215.981.4000
Fax 215.981.4750



                                                                   John P. Falco
                                                     direct dial: (215) 981-4659
                                                      direct fax: (215) 981-4750
                                                            falcoj@pepperlaw.com


                                September 4, 2007


Division of Investment Management
U.S. Securities and Exchange Commission
Attn:  James E. O'Connor, Esq.
450 Fifth Street, N.W.
Washington, D.C. 20549


                 RE:      FUNDVANTAGE TRUST (THE "TRUST")
                          1940 ACT FILE NO. 811-22027
                          1933 ACT FILE NO. 333-141120
                          -----------------------------


Dear Mr. O'Connor:

                  This letter addresses the comments of the Securities and Exchange Commission's staff (the "Staff") with respect to Post-Effective Amendment No. 1 to the Trust's Registration Statement on Form N-1A filed with the Commission on August 6, 2007 (the "Amendment"), which were provided orally on August 31, 2007. The Amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 (the "1933 Act") to register a new series of the Trust, The Lateef Fund (the "Fund"), under the Investment Company Act of 1940 (the "1940 Act") and the shares of the Fund under the 1933 Act. We appreciate the opportunity to address your comments regarding certain disclosure contained in the Amendment with respect to the Fund. As requested by you, the Fund's responses to the Staff's comments will be reflected in the definitive prospectus and statement of additional information to be filed pursuant to Rule 497 under the 1933 Act.

                  We have organized this letter by setting forth the Staff's comments in italicized text followed by the Trust's response to the Staff's comments. [Additions are shown as capital text in brackets and deletions are indicated with a "^".]


                                     * * *

     Philadelphia  Boston  Washington, D.C.  Detroit  New York  Pittsburgh
     ---------------------------------------------------------------------
            Berwyn  Harrisburg  Orange County  Princeton  Wilmington

                                www.pepperlaw.com

PEPPER HAMILTON LLP
------------- Attorneys at Law

James E. O'Connor, Esq.
Page 2
September 4, 2007


                                   PROSPECTUS

1. UNDER THE HEADING "FUND DESCRIPTION - PRINCIPAL INVESTMENT STRATEGY," REVISE THE DESCRIPTION OF THE INVESTMENT ADVISER'S INVESTMENT STRATEGY AND PROCESS TO BE MORE CONDITIONAL (I.E., "TO ATTEMPT TO IDENTIFY" RATHER THAN "TO IDENTIFY"). PLEASE MAKE CORRESPONDING CHANGES TO THE DESCRIPTION OF THE INVESTMENT ADVISER'S INVESTMENT STRATEGY AND PROCESS UNDER THE HEADING "ADDITIONAL INFORMATION ON INVESTMENT STRATEGIES AND RISKS - PRINCIPAL INVESTMENT STRATEGIES."

               RESPONSE: The description of the investment adviser's investment strategy and process has been revised to reflect the Staff's comments as follows:

               Under the heading "Fund Description - Principal Investment Strategy":

                    The investment adviser uses an intensive fundamental due diligence research process to [ATTEMPT TO] identify companies ^ [WHOSE] management teams [HAVE, IN THE VIEW OF THE INVESTMENT ADVISER,] high integrity [AND] ^ generate a consistent and sustainable high return on capital. The companies in which the Fund invests generally have, in the opinion of the investment adviser, a sustainable competitive advantage within an industry with high barriers to entry. Additionally, the^ companies [IN WHICH THE FUND INVESTS WILL, IN THE OPINION OF THE INVESTMENT ADVISER,] possess high margins, strong cash flow, zero to moderate debt and trade at a price below intrinsic value.

               Under the heading "Additional Information on Investment Strategies and Risks - Principal Investment Strategies":

                    The investment adviser uses an intensive fundamental due diligence process to [ATTEMPT TO] identify companies that meet its proprietary investment criteria based on the objective of preserving principal first and capital appreciation second. The investment adviser identifies mid- and large-cap companies ^ [THAT IT BELIEVES HAVE] a sustainable competitive advantage.

PEPPER HAMILTON LLP
------------- Attorneys at Law

James E. O'Connor, Esq.
Page 3
September 4, 2007


2. CLARIFY THE PHRASE "A STABLE GROWTH BUSINESS WITH OPEN-ENDED OPPORTUNITY" IN THE FIFTH BULLET POINT UNDER THE HEADING "ADDITIONAL INFORMATION ON INVESTMENT STRATEGIES AND RISKS - PRINCIPAL INVESTMENT STRATEGIES." IN PARTICULAR, PLEASE CLARIFY THE TERM "OPEN-ENDED OPPORTUNITY."

                    RESPONSE: In order to address the Staff's comment, the term "open-ended opportunity" has been replaced with the phrase "opportunity for continued growth."

3. REPOSITION THE SECTION ENTITLED "PORTFOLIO MANAGERS" TO IMMEDIATELY FOLLOW THE SECTION ENTITLED "INVESTMENT ADVISER" SO THAT THE DISCLOSURE IS IN THE ORDER SET FORTH IN ITEM 5 OF FORM N-1A.

                    RESPONSE: The section entitled "Portfolio Managers" has been moved to immediately follow the section entitled "Investment Adviser."

4. ALTHOUGH ITEM 5(2) OF FORM N-1A ONLY REQUIRES INFORMATION REGARDING A PORTFOLIO MANAGER'S BUSINESS EXPERIENCE FOR THE PAST FIVE YEARS, THE REGISTRANT MAY DISCLOSE INFORMATION FOR LONGER PERIODS OF TIME. SUCH INFORMATION SHOULD PROVIDE THE DATES SERVED IN EACH POSITION. SPECIFICALLY, EITHER DELETE THE DISCLOSURE REGARDING MR. CHAPMAN'S TEACHING EXPERIENCE OR PROVIDE MORE DETAIL AS TO THE NATURE OR PURPOSE OF THE COURSE (UNIVERSITY COURSE, TEST PREPARATION, ETC.), THE DATES SUCH INSTRUCTION WAS PROVIDED AND THE INSTITUTION. WITH RESPECT TO MESSRS. TRAN AND ANKRUM THE STATEMENT THAT SUCH PERSONS "CONTRIBUTED TO THE MANAGEMENT OF..." COULD BE MATERIALLY MISLEADING. ACCORDINGLY, EITHER DELETE SUCH DISCLOSURE OR PROVIDE SUFFICIENT DETAIL WITH RESPECT TO THE POSITIONS HELD AND THE DATES SERVED IN SUCH CAPACITY.

                    RESPONSE: The disclosure regarding the business experience of the portfolio managers has been revised to address the Staff's comments as follows:

PEPPER HAMILTON LLP
------------- Attorneys at Law

James E. O'Connor, Esq.
Page 4
September 4, 2007


                       SCOTT CHAPMAN, CFA, joined Lateef in March 2002 as a Senior Portfolio Manager and became an owner in January 2003. Previous positions included Senior Portfolio Manager, Director of Large-Cap Growth Strategy and Research Director [(FROM DECEMBER 1998 TO NOVEMBER 2001)] at Dreyfus Founders Asset Management and Senior Portfolio Manager and Director of Growth Strategy [(FROM SEPTEMBER 1991 TO DECEMBER 1998)] at HighMark Capital Management. Mr. Chapman is a Chartered Financial Analyst. He received his BS degree from Santa Clara University and his MBA Finance from Golden Gate University. ^

                       QUOC TRAN joined Lateef in November 2005 as a Senior Portfolio Manager and became an owner in January 2007. He started in the investment industry in 1996 as an analyst at Kemper Investments in Chicago. While at Kemper, Mr. Tran co-launched Kemper's aggressive growth fund, where he served as the dedicated analyst for the fund. Mr. Tran then spent five years at Goldman Sachs and Co. as an institutional sales professional and left Goldman as Vice President & Director in the Equities Division. In 2002, Mr. Tran joined Wallace R. Weitz & Co. in Omaha, NE. At Weitz, Mr. Tran served as Head of Private Client Services, Portfolio Manager, and Research Analyst. At Weitz & Co., Mr. Tran ^ [SERVED AS A PORTFOLIO MANAGER TO] over two dozen institutional and high net worth families accounts. Mr. Tran earned his MBA in Finance and Competitive Strategy at the University of Chicago where he was also a UNIVERSITY OF CHICAGO BUSINESS FELLOW. Mr. Tran earned his BA at Bates College in Lewiston, Maine.

PEPPER HAMILTON LLP
------------- Attorneys at Law

James E. O'Connor, Esq.
Page 5
September 4, 2007


                       MATTHEW ANKRUM, CFA, joined Lateef in February 2007 as a Senior Portfolio Manager. Prior to joining Lateef, Mr. Ankrum [HELD VARIOUS POSITIONS] ^ at Janus Capital GROUP [(FROM MAY 1996 TO APRIL 2006), INCLUDING ^ RESEARCH ANALYST, ASSISTANT PORTFOLIO MANAGER AND PORTFOLIO MANAGER]. Prior to Janus, he worked for William Blair & Company [AS AN ANALYST (FROM JANUARY 1993 TO AUGUST
                       1995).] Mr. Ankrum received his BBA from the University of Wisconsin-Madison and his MBA from the University of Chicago.

5. CLARIFY AND DISCLOSE MORE PROMINENTLY THAT THE PRIOR PERFORMANCE IS NET OF ALL FEES. PLEASE INDICATE IN YOUR RESPONSE THE NO-ACTION RELIEF ON WHICH THE FUND IS RELYING TO PRESENT THIS INFORMATION.

                    RESPONSE: The Fund is providing the investment adviser's prior performance in reliance on the no-action relief provided in Nicholas-Applegate Mutual Funds, 1997 SEC No-Act. LEXIS 264 (Feb. 7, 1997), which, subject to certain conditions, allows the Fund to disclose the performance information of certain private accounts managed by the Fund's investment adviser. In addition the presentation of the investment adviser's prior performance is consistent with the no-action relief granted in Clover Capital Management, Inc., 1986 SEC No-Act. LEXIS 2883 (Oct. 28,
                    1986) and Investment Company Institute, 1987 SEC No-Act LEXIS 2361 (Aug. 24, 1987). In order to address the Staff's comment, the following sentence has been added to the second paragraph following the heading "Prior Related Performance of the Investment Adviser":

                       The Composite for which the results are reported is "net" of fees (after deduction of advisory, brokerage and other expenses excluding fees paid separately by the investor such as custody fees).

6. UNDER THE SECTION ENTITLED "SHAREHOLDER INFORMATION," PLEASE PROVIDE A DEFINITION OF THE TERM "GOOD ORDER" WHERE APPROPRIATE.

PEPPER HAMILTON LLP
------------- Attorneys at Law

James E. O'Connor, Esq.
Page 6
September 4, 2007


                    RESPONSE: In order to address the Staff's comment, disclosure has been added to state that "'Good order' means that [purchase request/redemption request] is complete and includes all accurate required information including [a completed application/any medallion signature guarantees, if necessary]".



                       STATEMENT OF ADDITIONAL INFORMATION

PLEASE REVISE THE STATEMENT UNDER THE SECTION ENTITLED "DISCLOSURE OF PORTFOLIO HOLDINGS TO CONFORM TO THE REQUIREMENTS OF ITEM 11(0(2) OF FORM N-1A WHICH REQUIRES YOU TO PROVIDE A COMPLETE LIST OF ALL ENTITIES THAT RECEIVE NON-PUBLIC INFORMATION ON AN ONGOING BASIS. YOU NEED NOT EXPRESSLY NAME AN ENTITY IN RESPONSE TO THIS ITEM, PROVIDED THAT IT IS NAMED ELSEWHERE IN THE REGISTRATION STATEMENT.

                    RESPONSE: The relevant disclosure has been revised to reflect the Staff's comment.

                                      * * *

                  The Trust respectfully requests that the effective date of the above-captioned Amendment be accelerated to September 4, 2007. Your cooperation in this regard would be greatly appreciated. Since the Trust is making an acceleration request pursuant to Rule 461 of the Act, the Trust has agreed to and disclosed the undertaking required by Rule 484 of the Act.

                    As instructed by the Staff, the Trust is also submitting the following:

                    The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Amendment,
                    (ii) the Staff comments or changes to disclosure in response to Staff comments in the Amendment reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Amendment, and (iii) the Trust may not assert Staff comments with respect to the Amendment as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

PEPPER HAMILTON LLP
------------- Attorneys at Law

James E. O'Connor, Esq.
Page 26
September 4, 2007


                  Please direct any questions concerning this letter to the undersigned at 215.981.4659 or, in his absence, to Joseph V. Del Raso, Esq. at 215.981.4506.


                                                    Very truly yours,

                                                    /s/ John P. Falco




cc:        Robert J. Christian, Chairman of the Board of Trustees of
           FundVantage Trust
           Joel Weiss, President of FundVantage Trust
           Joseph V. Del Raso, Esq.